Apollo Hospitals
CHENNAI
touching lives

Date: June 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Audited Financial Results for the year ended 31st March 2008 – Reg.

Ref: Information under Rule 12g3-2(b) – File No. 82-34893

Further to our letter dated 24th June 2008, we have published the:-

(i) Audited Financial Results for the year ended 31st March 2008 and

(ii) Audited Consolidated financial results for the year ended 31st March 2008

in "The Economic Times" on 26th June 2008 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

7/23

IS/ISO 9001 : 2000

of finalising
Phoenix

not have any quality ho-
, Sarovar and Phoenix
ntage in these markets.
be expected in these lo-
range.

MARCH, 2008
(Rs. in Millions)

FIERS LIMITED

Apollo Hospitals Enterprise Limited

25 Years Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Audited Financial Results for the Quarter/Year ended 31st March 2008

(Rs. in Millions)

S.No.	Particulars	Quarter Ended Audited 31.03.2008	Quarter Ended Audited 31.03.2007	Year Ended Audited 31.03.2008	Year Ended Audited 31.03.2007
1	Income from Services	3040	2334	11238	8910
2	Other Income	78	34	262	85
3	Total Income (1+2)	3118	2368	11500	8995
4	Expenditure				
	(a) Increase/Decrease in Stock in trade				
	(b) Material consumption	1595	1206	5817	4551
	(c) Employees Cost	485	334	1685	1278
	(d) Depreciation	102	83	367	308
	(e) Other expenditure	100	91	399	365
	(f) General Administrative Expenses	434	350	1444	1202
	(g) Selling and Distribution Expenses	33	34	138	96
	Total Expenditure	2749	2098	9850	7800
5	Interest	50	45	199	164
6	Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)	319	225	1451	1031
7	Provision for Taxation				
	- Current	72	33	381	288
	- Previous	13	33	13	33
	- Deferred	7	7	19	20
	- Fringe Benefit tax	8	5	20	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)	219	147	1018	676
9	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)				325
10	Net Profit (+) /Loss (-) for the period (8+9)	219	147	1018	1001
11	Paid-up equity share capital (Face value Rs.10/- per share)	586	516	586	516
12	Reserves excluding Revaluation Reserves, as per balance sheet of previous accounting year			11793	7017
13	EPS for the period for the year to date and for previous year				
	Before Extraordinary Item				
	Basic	*3.74	*3.01	18.61	13.26
	Diluted	*3.54	*2.79	17.88	13.04
	After Extraordinary Item				
	Basic	*3.74	*3.08	18.61	19.63
	Diluted	*3.54	*2.77	17.88	19.32
14	Total Public Shareholding (##)				
	(a) Number of Shares	37,705,561	29,942,892	37,705,561	29,942,892
	(b) Percentage of Shareholding	64.25	57.99	64.25	57.99

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders).

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter/Year ended 31st March 2008

(Rs. in Millions)

S.No.	Particulars	Quarter Ended Audited 31.03.2008	Quarter Ended Audited 31.03.2007	Year Ended Audited 31.03.2008	Year Ended Audited 31.03.2007
1.	Segment Revenue (Net Sales / Income from each segment)				
	a) Healthcare Services	2427	*2334	9219	7598
	b) Pharmacy	613		2020	1313
	c) Others	78	34	262	85
	SUB - TOTAL	3118	2368	11501	8996
	Add: Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)				325
	Less : Intersegmental Revenue			1	1
	Net Sales / Income from Operations	3118	2368	11500	9320
2.	Segment Results (profit (+) / loss(-) before Tax & Interest from each segment)				
	a) Healthcare Services	332	246	1476	1121
	b) Pharmacy	(41)		(88)	(11)
	c) Others	78	24	262	85
	d) Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)				325
	SUB - TOTAL	369	270	1650	1520
	Less : (i) Interest (Net)	50	45	199	164
	(ii) Other un-allocable expenditure net of un-allocable income				
	Profit Before Tax	319	225	1451	1356
3.	Capital Employed (Segment Assets-Segment Liabilities)				
	a) Healthcare Services	9322	6833	9322	6833
	b) Pharmacy	882	382	882	382
	c) Others	5230	1752	5230	1752
	TOTAL	15434	8967	15434	8967

* Includes Income from Pharmacy Segment

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th June 2008
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st March, 2008

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st December 2007	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 31/03/2008
Nil	32	32	Nil

3. The Board has been recommended a dividend of Rs. 6.00 Per share (60%) for the financial year 2007-08
4. Previous quarter/period's figures have been regrouped/rearranged.

Audited Consolidated Financial Results for the Year ended 31st March 2008

(Rs. in Millions)

SL No.	Particulars	Year Ended Audited 31.03.2008	Year Ended Audited 31.03.2007
1.	Net Sales/Income from Operations	12147	9495
2.	Other Income	253	71
	Total Income	12400	9566
3.	Total Expenditure		
	(a) Increase/Decrease in stock trade		
	(b) Consumption of raw materials	6059	4709
	(c) Staff cost	1944	1422
	(d) Other expenditure	471	389
	(e) General Administrative Expenses	1626	1313
	(f) Selling and Distribution Expenses	169	114
4.	Interest	382	270
5.	Depreciation & Amortization	540	435
6.	Profit (+)/Loss (-) before extraordinary item and tax (1+2-3-4-5)	1189	914
7.	Extraordinary Item ((Profit / Loss on sale of investment)		310
8.	Profit (+)/Loss(-) before tax (6+7)	1189	1224
9.	Provision for taxation		
	Current	385	291
	Previous	13	33
	Deferred Tax Liability	19	34
	Deferred Tax Asset	(67)	(48)
	Fringe Benefit Tax	24	16
10.	Profit Before Minority Interest (8-9)	815	898
11.	Minority Interest	(39)	
12.	Share in Associates	(83)	55
13.	Profit attributable to group	771	953
14.	Paid-up equity share capital (Face Value : Rs.10/- per share)	586	516
15.	Basic and diluted EPS for the period		
	Before Extraordinary Item		
	Basic	14.10	12.64
	Diluted	13.54	[illegible]
	After Extraordinary Item		
	Basic	14.10	18.72
	Diluted	13.54	18.42

Notes :

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 24th June 2008
2. The figures for the previous year are regrouped and reclassified wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

PREETHA REDDY
MANAGING DIRECTOR

June 2008

The Economic Times
26/06/2008

Apollo Hospitals
CHENNAI
touching lives

Date: June 9, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Notice of Board Meeting – Reg.

Ref: Information under Rule 12g3-2(b) – File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 24th June 2008 to consider inter alia:-

(i) the Audited Financial Results of the Company for the year ended 31st March 2008.

(ii) the Audited Consolidated Financial Results of the Company and its subsidiaries, Joint Ventures and Associate Companies for the year ended 31st March 2008.

(iii) to recommend a dividend, if any, for the financial year ended 31st March 2008.

The above said financial results shall be published on or before 26th June 2008.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028